CUSIP No. 29664W 10 5 Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

Esperion Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29664W 10 5

(CUSIP Number)

December 31, 2013

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29664W 10 5 Page 2 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	Domain Partners VII, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	2,136,977 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	2,136,977 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,136,977 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	13.9%
12)	Type of Reporting Person	PN
* Including shares issuable upon exercise of Warrants to Purchase Common Stock

CUSIP No. 29664W 10 5 Page 3 of 8 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) (Voluntary)	DP VII Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	36,446 shares of Common Stock *
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	36,446 shares of Common Stock *
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	36,446 shares of Common Stock *
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	0.2%
12)	Type of Reporting Person	PN
* Including shares issuable upon exercise of Warrants to Purchase Common Stock

CUSIP No. 29664W 10 5 Page 4 of 8 Pages

Schedule 13G

Item 1(a)	–	Name of Issuer: Esperion Therapeutics, Inc.

Item 1(b)	–	Address of Issuer’s Principal Executive Offices:

46701 Commerce Center Drive
Plymouth, MI 48170

Item 2(a)	–	Name of Person Filing:

This statement is being filed by Domain Partners VII, L.P., a Delaware limited partnership (“Domain VII”), and DP VII Associates, L.P., a Delaware limited partnership (“DP VII A”) (together, the “Reporting Persons”).

Item 2(b)	–	Address of Principal Business Office:

One Palmer Square
Princeton, NJ 08542

Item 2(c)	–	Place of Organization:

Domain VII: Delaware
DP VII A: Delaware

Item 2(d)	–	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)	–	CUSIP Number: 29664W 10 5

Item 3	–	Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

Not applicable.

Item 4	–	Ownership.

CUSIP No. 29664W 10 5 Page 5 of 8 Pages

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference.  In addition, Domain Associates, L.L.C., an affiliate and the investment manager of the Reporting Persons, directly beneficially owns 21,471 shares of Common Stock, or approximately 0.1% of the Common Stock.  Ownership is stated as of December 31, 2013 and ownership percentages are based on 15,357,413 shares of Common Stock outstanding as of December 31, 2013, as provided to the Reporting Person by the Issuer.

Item 5	–	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	–	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	–	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

Not applicable.

Item 8	–	Identification and Classification of Members of the Group:

See Exhibit 2.

Item 9	–	Notice of Dissolution of Group:

Not applicable.

Item 10	–	Certification:

Not applicable.

CUSIP No. 29664W 10 5 Page 6 of 8 Pages

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2014

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 29664W 10 5 Page 7 of 8 Pages

 EXHIBIT 2

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 2, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 4, 2014

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member

CUSIP No. 29664W 10 5 Page 8 of 8 Pages

 EXHIBIT 2

    Identification and Classification of Members of the Group

Domain Partners VII, L.P. and DP VII Associates, L.P. are filing this statement on Schedule 13G as a group.

Domain Partners VII, L.P. is a Delaware limited partnership.  Its sole general partner is One Palmer Square Associates VII, L.L.C., a Delaware limited liability company.

DP VII Associates, L.P. is a Delaware limited partnership.  Its sole general partner is One Palmer Square Associates VII, L.L.C., a Delaware limited liability company.